UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2011
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Notice to the Market

Convergence with the International Financial Reporting Standards (IFRS)

Banco Bradesco S.A. announces to its shareholders, clients, collaborators and to the market in general that it prepared complete consolidated financial statements for the years ended December 31, 2010 and 2009, according to the International Financial Reporting Standards - IFRS, in conformity with the pronouncements issued by the International Accounting Standards Board - IASB, pursuant to Resolution 3,786/09 of the Brazilian Monetary Council (CMN) and CVM Rule 457/07.

See below, the main changes seen in our consolidated financial statements due to the adoption of IFRS:

Comparison between BR GAAP and IFRS - in Reais millions

Balance sheet	12/31/2010			12/31/2009
	BR GAAP (1)	Adjustments (2)	IFRS	BR GAAP (1)	Adjustments (2)	IFRS
Assets
Cash and balances with banks	80,935	25	80,960	24,869	(19)	24,850
Loans and advances to banks	40,722	23,993	64,715	50,097	32,625	82,722
Loans and advances to customers (3)	203,996	6,284	210,280	166,928	7,312	174,240
Financial assets held for trading	99,496	(24,262)	75,234	91,158	(36,677)	54,481
Financial assets available for sale	10,836	29,343	40,179	20,328	23,718	44,046
Investments held to maturity	28,577	(25,183)	3,394	25,878	(21,995)	3,883
Assets pledged and collateral	118,244	(38,543)	79,701	76,906	(16,833)	60,073
Non-current assets held for sale	412	-	412	459	(3)	456
Investments in associated companies	1,115	1,183	2,298	737	694	1,431
Tangible assets	3,766	(97)	3,669	3,418	(13)	3,405
Intangible assets	6,359	(947)	5,412	5,516	(794)	4,722
Current income taxes	1,803	(213)	1,590	2,293	(171)	2,122
Deferred income taxes	17,447	(4,713)	12,734	15,692	(3,166)	12,526
Other assets	23,777	(1,401)	22,376	21,944	(1,217)	20,727

Total assets	637,485	(34,531)	602,954	506,223	(16,539)	489,684

Liabilities
Deposits from banks	210,419	(38,498)	171,921	141,770	(21,702)	120,068
Deposits from customers	192,476	-	192,476	169,904	42	169,946
Financial liabilities held for trading	730	3	733	532	-	532
Funds from securities issued	17,674	136	17,810	7,483	200	7,683
Subordinated debt	26,315	-	26,315	23,104	-	23,104
Insurance technical provisions and pension plans	83,453	40	83,493	72,548	49	72,597
Provisions	13,480	(152)	13,328	11,005	(152)	10,853
Current income tax liabilities	2,228	(305)	1,923	1,491	(245)	1,246
Deferred income tax liabilities	4,791	(2,810)	1,981	3,985	(2,833)	1,152
Other liabilities	37,404	4,412	41,816	31,849	6,007	37,856

Shareholders´ equity of controlling	48,043	3,008	51,051	41,754	2,438	44,192
Non-controlling interest	472	(365)	107	798	(343)	455

Total liabilities and shareholders´equity	637,485	(34,531)	602,954	506,223	(16,539)	489,684

1) Information presented herein consider amounts calculated pursuant to the accounting practices adopted in Brazil (BR GAAP), which are applicable to financial institutions and classified according to the presentation model determined by IFRS;
2) Adjustments from the consolidation process, reclassification between accounts and other effects from the adoption of IFRS; and
3) The loan and advances to customers’ portfolio is presented net of provision for impairment losses.

See below, reconciliation of Shareholders’ Equity and Net Income for the 2010 and 2009 years:

Reconciliation of Shareholders´Equity and Net Income - in R$ millions

Adjustments	Shareholders´ Equity	Net Income	Shareholders´ Equity	Net Income
	12/31/2010	2010	12/31/2009	2009
BR GAAP	48,043	10,022	41,754	8,012
1) Fair value adjustment of financial instruments in consolidated wholly-owned mutual funds	3,490	-	2,124	-
2) Fair value adjustment of financial assets - equity instruments	520	-	490	-
3) Adjustement to the recoverable value of loans and advances	1,025	621	404	415
4) Recording of tax credit on rate differences	227	(557)	784	(179)
5) Reversal of hedge accounting	-	164	-	150
Others	(256)	35	(199)	127
Deferred income tax and social contribution of IFRS adjustments	(1,998)	(345)	(1,165)	(242)

IFRS - Attributable to the controlling shareholder (1)	51,051	9,940	44,192	8,283
Non-controlling shareholder	107	112	455	18
IFRS - Attributable to the controlling and non-controlling shareholder (1)	51,158	10,052	44,647	8,301
(1) The net income basis for the calculation of dividends and interest on capital paid to shareholders, is originally from BR GAAP, which was released on January 31, 2011

Below is a description of the main changes from the adoption of IFRS:

1) Fair value adjustment of financial instruments in consolidated wholly-owned mutual funds
The Organization chose to classify these financial instruments in the available-for-sale category, according to the exemptions allowed in the transition to IFRS 1(R), since for the purposes of BR GAAP following Resolution CMN 3,181/04 and Susep Circular Letter 379/08, the financial instruments included in the held-to-maturity category may be sold, provided that new securities of same nature are simultaneously acquired, with maturity longer than or equal to that of the securities sold. Thus, the fair value adjustment relating to these financial instruments will be recognized in Equity – “Accumulated Comprehensive Income,” net of tax effects.

2) Fair value adjustment of financial assets – equity instruments
The Organization does not have significant influence in the management of the investee, this shareholding will be designated as available-for sale and recorded at fair value on the date of transition to IFRS, the subsequent changes in fair value within Equity – “Accumulated comprehensive income,” net of tax effects.

3) Adjustment to the recoverable value of loans and advances
Impairment of loans and advances were established based on the history of losses and other information about the clients of the organization at the balance sheet date and clear evidences that show losses had occurred after the initial recognition of the financial asset

4) Recording of tax credit on rate differences
Deferred tax assets were measured and recognized based on the effective rate at which the Organization expects to realize them, i.e., 15%.

5) Reversal of hedge accounting
These financial instruments were not designated as hedge instruments for IFRS purposes, and thus they were not treated as hedges for accounting purposes under IAS 39. Therefore, the amount recorded in equity under BR GAAP was reversed against retained earnings at the transition date

Cidade de Deus, Osasco, S.P, April 15, 2011
Banco Bradesco S.A.
Domingos Figueiredo de Abreu
Executive Vice-President and
Investor Relations Officer

Should you have any questions or require further information, please contact Mr. Paulo Faustino da Costa, phone 55 11 2178-6201, e-mail 4823.paulo@bradesco.com.br; Mrs. Ivani Benazzi de Andrade, phone 55 11 2178-6218, e-mail: 4823.ivani@bradesco.com.br or Mr. Carlos Tsuyoshi Yamashita, phone 55 11 2178-6204, e-mail: 4823.carlos@bradesco.com.br”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 15, 2011

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.